SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended December, Year

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

On 22 December 2011 BP p.l.c. was informed by Computershare Plan Managers that on 19 December 2011 the following Directors and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $7.257 per share, through the BP Scrip Dividend Programme.

Scrip dividend on Ordinary shares
Mr I. C. Conn	1,563
Mr R. Bondy	2,086
Dr M. C. Daly	783
Mr A. Hopwood	565
Mr B. Looney	134
Dr H. Schuster	153
Mr S. Westwell	1,849

BP p.l.c. was advised that on 19 December 2011 the following Directors and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP odinary shares shown opposite their name at a Reference share price of $7.257 per share, through the BP Scrip Dividend Programme.

	ShareMatch UK	ShareMatch UK (Overseas)	Global ShareMatch
Mr I. C. Conn	98	N/A	N/A
Mr R. Bondy	29	N/A	N/A
Dr M. C. Daly	N/A	56	N/A
Mr B. Looney	35	N/A	N/A
Dr H. Schuster	N/A	N/A	12
Mr S. Westwell	33	N/A	6

BP p.l.c. was further advised that on 19 December 2011 the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price of $7.257 per share, through the BP Scrip Dividend Programme.

	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan
Mr R. Bondy	3,570	1,904	4,772
Dr M. C. Daly	2,151	1,671	2,386
Mr A. Hopwood	1,072	667	N/A
Mr B. Looney	1,078	2,037	2,386
Dr H. Schuster	1,221	1,510	N/A
Mr S. Westwell	2,316	1,837	2,386

BP p.l.c. was also notified on 20 December 2011 by Barclays Wealth that on 19 December 2011 Ian Davis, a director of BP p.l.c., acquired 99 BP ordinary shares (ISIN number GB0007980591) at a Reference share price of $7.257 per share, through participation in the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 22 December 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary